UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

074014101

(CUSIP Number)

Lawrence K. Cagney

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

December 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr., individually and as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,099
	8	SHARED VOTING POWER 489,762.45
	9	SOLE DISPOSITIVE POWER 1,099
	10	SHARED DISPOSITIVE POWER 489,762.45
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,861.45
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 3,595,071.22 shares of Class A Common Stock held by other Reporting Persons as to which Peter A. Bordes, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Cristina Bordes, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,494,522.44
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,494,522.44
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,522.44
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 1,591,410.23 shares of Class A Common Stock held by other Reporting Persons as to which Cristina Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Stephen F. Lappert, as a Trustee of the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1, the Lee Bordes 2017 GRAT #2, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,913,472.44
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,913,472.44
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,472.44
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 172,460.23 shares of Class A Common Stock held by other Reporting Persons as to which Stephen F. Lappert disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,913,472.44
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,913,472.44
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,472.44
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 172,460.23 shares of Class A Common Stock held by other Reporting Persons as to which Lee Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie L. Bordes, as a Trustee of the Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 439,425.09
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 439,425.09
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,425.09
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 3,646,507.58 shares of Class A Common Stock held by other Reporting Persons as to which Stephanie L. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen M. Bordes, as a Trustee of the Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,762.45
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,762.45
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,762.45
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 3,596,170.22 shares of Class A Common Stock held by other Reporting Persons as to which Stephen M. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes Marital Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,361,23
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 171,361,23
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,361,23
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,914,571.44 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes Marital Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,762.45
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,762.45
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,762.45
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,596,170.22 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes, Jr. 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Cristina Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,762.45
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,762.45
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,762.45
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,596,170.22 shares of Class A Common Stock held by other Reporting Persons as to which the Cristina Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 439,425.09
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 439,425.09
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,425.09
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,646,507.58 shares of Class A Common Stock held by other Reporting Persons as to which the Stephanie Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,762.45
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,762.45
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,762.45
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,596,170.22 shares of Class A Common Stock held by other Reporting Persons as to which the Stephen Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #7 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,851.22
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,851.22
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,851.22
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,015,081.45 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2017 GRAT #1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 966,954.38
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 966,954.38
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,954.38
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,118,978.29 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2017 GRAT #1 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2017 GRAT #2 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 966,954.38
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 966,954.38
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,954.38
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 3,118,978.29 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2017 GRAT #2 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Schedule 13D is being filed jointly by the trusts (the “Trust Filers”) and individuals (in their capacity as trustee or co-trustee of one or more Trust Filers or otherwise) listed in Item 2(a) of this Schedule 13D who may be deemed to beneficially own a certain number of the shares of Class A Common Stock of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”), par value $.001 per share (the “Class A Common Stock”), as described herein.

The Schedule 13D (the “Schedule”) filed by the original Trust Filers on November 14, 2016, as amended and supplemented by Amendment No. 1 filed on May 30, 2017, and Amendment No. 2 filed on July 18, 2017, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3.

Item 4. Purpose of Transaction.

The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

On December 29, 2017, the Issuer, Greater Media and the Stockholders’ Representative entered into a Settlement Agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Trust Filers (i) surrendered or caused to be surrendered to the Issuer an aggregate of 470,480.34 shares of Class A Common Stock and (ii) released to the Issuer an aggregate of 491,524.324 Holdback Shares, held in escrow by the Escrow Agent pursuant to the Escrow Agreement. The shares of Class A Common Stock and Holdback Shares were surrendered and released, as the case may be, pursuant to the Settlement Agreement, in full satisfaction of the Trust Filers’ obligations with respect to (i) the adjustment to the Purchase Price for the General Media stock in the Merger, pursuant to Section 1.7 of the Merger Agreement, (ii) the disposition of certain radio towers, and related property, by General Media following the Effective Time of the Merger, pursuant to Section 1.7 of the Merger Agreement, (iii) the transition services agreement, dated November 1, 2016, by and between the Issuer and BFTW LLC and (iv) and certain other matters in dispute between the parties thereto. Each share of Class A Common Stock was surrendered and each Holdback Share was released at a price of $4.61 per share. The number of surrendered shares of Class A Common Stock and released Holdback Shares by each Reporting Person is set forth in Item 5 hereto. No funds were exchanged in connection with the surrender of the shares of Class A Common Stock or the return of the Holdback Shares. The foregoing description of the Settlement Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Settlement Agreement filed as Exhibit 6 herewith and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

All share percentage calculations in this Schedule 13D are based on 12,124,389 shares of Class A Common Stock outstanding as of October 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 4,085,932.67 shares of Class A Common Stock which represents approximately 33.70% of the total shares of the Issuer’s Class A Common Stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Peter A. Bordes, Jr. may be deemed to beneficially own an aggregate of 490,861.45 shares of Class A Common Stock. This aggregate amount represents approximately 4.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,099 shares of Class A

Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 489,762.45 shares of Class A Common Stock. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 489,762.45 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 489,762.45 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Cristina Bordes may be deemed to beneficially own an aggregate 2,494,522.44 shares of Class A Common Stock. This aggregate amount represents approximately 20.57% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,494,522.44 shares of Class A Common Stock (including 489,762.45 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 489,762.45 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen F. Lappert may be deemed to beneficially own an aggregate of 3,913,472.44 shares of Class A Common Stock. This aggregate amount represents approximately 32.28% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,913,472.44 shares of Class A Common Stock (including an aggregate of 1,908,712.46 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). He disclaims beneficial ownership of an aggregate of 1,908,712.46 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lee Bordes may be deemed to beneficially own an aggregate of 3,913,472.44 shares of Class A Common Stock. This aggregate amount represents approximately 32.28% of the shares of Class A Common Stock currently outstanding. By reason of certain asset substitution rights, she may be deemed to have the right to acquire and therefore may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,913,472.44shares of Class A Common Stock (including an aggregate of 1,908,712.46 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership of an aggregate of 1,908,712.46 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 2,004,759.99 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephanie L. Bordes may be deemed to beneficially own an aggregate of 439,425.09 shares of Class A Common Stock. This aggregate amount represents approximately 3.62% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 439,425.09 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust. She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 439,425.09 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen M. Bordes may be deemed to beneficially own an aggregate of 489,762.45 shares of Class A Common Stock. This aggregate amount represents approximately 4.04% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 489,762.45 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 489,762.45 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The Peter A. Bordes Marital Trust may be deemed to beneficially own an aggregate of 171,361.23 shares of Class A Common Stock. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 7 of this Schedule 13D is hereby incorporated by reference.

The Peter A. Bordes, Jr. 2009 Gift Trust may be deemed to beneficially own an aggregate of 489,762.45 shares of Class A Common Stock. Peter A. Bordes, Jr. and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 8 of this Schedule 13D is hereby incorporated by reference.

The Cristina Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 489,762.45 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 9 of this Schedule 13D is hereby incorporated by reference.

The Stephanie Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 439,425.09 shares of Class A Common Stock. Stephanie Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 10 of this Schedule 13D is hereby incorporated by reference.

The Stephen Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 489,762.45 shares of Class A Common Stock. Stephen Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #7 may be deemed to beneficially own an aggregate of 70,851.22 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2017 GRAT #1 may be deemed to beneficially own an aggregate of 966,954.38 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2017 GRAT #2 may be deemed to beneficially own an aggregate of 966,954.38 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

Pursuant to the Settlement Agreement, each of the Trust Filers listed in the table below surrendered or caused to be surrendered the number of shares of Class A Common Stock and/or released the number of Holdback Shares previously held in escrow by the Escrow Agent pursuant to the Escrow Agreement, listed in the table below, in each case, to the Issuer, in full satisfaction of the Trust Filers’ obligations with respect to (i) the adjustment to the Purchase Price for the General Media stock in the Merger, pursuant to Section 1.7 of the Merger Agreement, (ii) the disposition of certain radio towers, and related property, by General Media following the Effective Time of the Merger, pursuant to Section 1.7 of the Merger Agreement, (iii) the transition services agreement, dated November 1, 2016, by and between the Issuer and BFTW LLC, and (iv) and certain other matters in dispute between the parties thereto. No funds were exchanged in connection with the surrender of the shares of Class A Common Stock or the return of the Holdback Shares.

Trust Filer	Number of surrendered shares of Class A Common Stock	Number of released Holdback Shares
Peter A. Bordes Marital Trust	19,736.93	36,399.655
Peter A. Bordes, Jr., 2009 Gift Trust	56,409.54	104,032.778
Stephanie Bordes 2009 Gift Trust	50,611.82	93,340.380
Cristina Bordes 2009 Gift Trust	56,409.54	104,032.778
Stephen Bordes 2009 Gift Trust	56,409.54	104,032.778
Lee Bordes 2017 GRAT #1	115,451.48	0
Lee Bordes 2017 GRAT #2	115,451.48	0
Lee Bordes 2015 GRAT #7	0	49,685.955

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended by adding the following at the end thereof:

On December 29, 2017, the Issuer, Greater Media and the Stockholders’ Representative entered into the Settlement Agreement. Pursuant to the Settlement Agreement, the Trust Filers (i) surrendered or caused to be surrendered to the Issuer an aggregate of 470,480.34 shares of Class A Common Stock and (ii) released to the Issuer an aggregate of 491,524.324 Holdback Shares, held in escrow by the Escrow Agent pursuant to the Escrow Agreement. The shares of Class A Common Stock and Holdback Shares were surrendered and released, as the case may be, pursuant to the Settlement Agreement, in full satisfaction of the Trust Filers’ obligations with respect to (i) the adjustment to the Purchase Price for the General Media stock in the Merger, pursuant to Section 1.7 of the Merger Agreement, (ii) the disposition of certain radio towers, and related property, by General Media following the Effective Time of the Merger, pursuant to Section 1.7 of the Merger Agreement, (iii) the transition services agreement, dated November 1, 2016, by and between the Issuer and BFTW LLC, and (iv) and certain other matters in dispute between the parties thereto. The foregoing description of the Settlement Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Settlement Agreement filed as Exhibit 6 herewith and incorporated by reference herein.

On February 8, 2018, the Issuer, the Trust Filers and certain stockholders affiliated with the Beasley family entered into Amendment No. 1 to the Investor Rights Agreement (the “Amendment”). Pursuant to the Amendment, the Trust Filers have the right to designate one director to the Board and the stockholders affiliated with the Beasley family that are party to the Investor Rights Agreement agree to vote or give written consent in favor of such designee until the day before the Company’s 2020 annual meeting. This description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Amendment filed as Exhibit 7 herewith and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A.3: Joint Filing Agreement, dated February 9, 2018.

Exhibit 6: Settlement Agreement, dated December 29, 2017, by and among the Issuer, Greater Media and the Stockholders’ Representative.

Exhibit 7: Amendment No. 1 to the Investor Rights Agreement, dated February 8, 2018, by and among the Issuer, the Trust Filers and certain stockholders affiliated with the Beasley family.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

PETER A. BORDES, JR., as Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust

*
Peter A. Bordes, Jr.

CRISTINA BORDES, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2

*
Cristina Bordes

STEPHEN F. LAPPERT, as a Trustee of the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

/s/ Stephen F. Lappert
Stephen F. Lappert

LEE BORDES

*
Lee Bordes

STEPHANIE L. BORDES, as a Trustee of the Stephanie Bordes 2009 Gift Trust

*
Stephanie L. Bordes

STEPHEN M. BORDES, as a Trustee of the Stephen Bordes 2009 Gift Trust

*
Stephen M. Bordes

PETER A. BORDES MARITAL TRUST

*
By: Peter A. Bordes, Jr., Trustee

*
By: Cristina Bordes, Trustee

*
By: Stephanie L. Bordes, Trustee

*
By: Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

PETER A. BORDES, JR. 2009 GIFT TRUST

*
By: Peter A. Bordes, Jr., Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

CRISTINA BORDES 2009 GIFT TRUST

*
By: Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

STEPHANIE BORDES 2009 GIFT TRUST

*
By: Stephanie L. Bordes, Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

STEPHEN BORDES 2009 GIFT TRUST

*
By: Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

LEE BORDES 2015 GRAT #7

LEE BORDES 2017 GRAT #1

LEE BORDES 2017 GRAT #2

*
By: Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By: Stephen F. Lappert, Trustee

*By:	/s/ Stephen F. Lappert
Stephen F. Lappert
as Attorney-in-Fact